# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WeRide Inc., CIK 0001867729
CUSIP: 950915108
Title of class of securities: Class A ordinary shares, par value US$0.00001 per share
Address of issuer's principal executive offices: 21st Floor, Tower A, No. 51, Luoxuan Road, Guangzhou, China (F4), 510005
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056557

## Reporting persons
- Yan Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 48,060,900; shared voting power 0; sole dispositive power 48,060,900; shared dispositive power 0; aggregate amount beneficially owned 48,060,900 (6.1% of the class)
  Comment: Note to Row (2)(b): The reporting person has entered into a nominating and support agreement with the issuer, Dr. Tony Xu Han, and Alliance Ventures, B.V., which provides for Alliance Ventures, B.V. to appoint, remove, and replace two directors of the issuer subject to certain conditions. The reporting person expressly disclaims the existence of a group with Dr. Tony Xu Han or Alliance Ventures, B.V.
  Note to Row (5), (7) and (9): Represents (i) 16,000,000 Class A ordinary shares and 10 Class B ordinary shares held by Yanli Holdings Limited, (ii) 11,129,666 Class A ordinary shares and 13,564,823 Class B ordinary shares held by Humber Partners Limited, and (iii) 7,366,401 Class B ordinary shares Dr. Yan Li has the right to acquire upon exercise of options within 60 days after December 31, 2024. Dr. Yan Li holds 51% equity interests in Yanli Holdings Limited through Humber Partners Limited, which is in turn 100% owned by Dr. Yan Li. Dr. Li is also the sole director of Yanli Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Dr. Yan Li may be deemed to beneficially own all of the shares of the issuer owned by each of Yanli Holdings Limited and Humber Partners Limited. Each Class B ordinary share is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The registered address of each of Yanli Holdings Limited and Humber Partners Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands.
  Note to Row (11): The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares and the reporting persons' Class B ordinary shares, which can be converted into Class A ordinary shares, as of December 31, 2024.
  The shares beneficially owned by the reporting person represents 26.5% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2024 (taking into account the number of shares that the reporting person had the right to acquire upon exercise of options within 60 days after December 31, 2024). Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 40 votes per share.
- Yanli Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 16,000,010; shared voting power 0; sole dispositive power 16,000,010; shared dispositive power 0; aggregate amount beneficially owned 16,000,010 (2.1% of the class)
  Comment: Note to Row (2)(b): Dr. Yan Li, who controls the reporting person, has entered into a nominating and support agreement with the issuer, Dr. Tony Xu Han, and Alliance Ventures, B.V., which provides for Alliance Ventures, B.V. to appoint, remove, and replace two directors of the issuer subject to certain conditions. The reporting person expressly disclaims the existence of a group with Dr. Tony Xu Han or Alliance Ventures, B.V.
  Note to Row (5), (7) and (9): Represents 16,000,000 Class A ordinary shares and 10 Class B ordinary shares held by Yanli Holdings Limited. The registered address of Yanli Holdings Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands.
  Note to Row (11): The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares and the reporting person's Class B ordinary shares, which can be converted into Class A ordinary shares, as of December 31, 2024.
  The shares beneficially owned by the reporting person represents 0.5% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2024 (taking into account the number of shares that the reporting person had the right to acquire upon exercise of options within 60 days after December 31, 2024). Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 40 votes per share.
- Humber Partners Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 24,694,489; shared voting power 0; sole dispositive power 24,694,489; shared dispositive power 0; aggregate amount beneficially owned 24,694,489 (3.1% of the class)
  Comment: Note to Row (2)(b): Dr. Yan Li, who controls the reporting person, has entered into a nominating and support agreement with the issuer, Dr. Tony Xu Han, and Alliance Ventures, B.V., which provides for Alliance Ventures, B.V. to appoint, remove, and replace two directors of the issuer subject to certain conditions. The reporting person expressly disclaims the existence of a group with Dr. Tony Xu Han or Alliance Ventures, B.V.
  Note to Row (5), (7) and (9): Represents 11,129,666 Class A ordinary shares and 13,564,823 Class B ordinary shares held by Humber Partners Limited. The registered address of Humber Partners Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands.
  Note to Row (11): The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares and the reporting person's Class B ordinary shares, which can be converted into Class A ordinary shares, as of December 31, 2024.
  The shares beneficially owned by the reporting person represents 18.7% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2024 (taking into account the number of shares that the reporting person had the right to acquire upon exercise of options within 60 days after December 31, 2024). Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 40 votes per share.

## Item 1. Issuer
Name of issuer: WeRide Inc.
Address of issuer's principal executive offices: 21st Floor, Tower A, No. 51, Luoxuan Road, Guangzhou, China, 510005.

## Item 2. Person Filing
Name of person filing:
Yan Li
Yanli Holdings Limited
Humber Partners Limited
Address of principal business office or, if none, residence:
Yan Li
21st Floor, Tower A, Guanzhou Life Science Innovation Center,
No. 51, Luoxuan Road, Guangzhou International Biotech Island,
Guangzhou, People's Republic of China

Yanli Holdings Limited
Jayla Place, P.O. Box 216,
Road Town, Tortola, VG1110,
British Virgin Islands

Humber Partners Limited
Jayla Place, P.O. Box 216,
Road Town, Tortola, VG1110,
British Virgin Islands
Citizenship:
Yan Li - People's Republic of China
Yanli Holdings Limited - British Virgin Islands
Humber Partners Limited - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Yan Li - 48,060,900*
Yanli Holdings Limited - 16,000,010**
Humber Partners Limited - 24,694,489***

*Represents (i) 16,000,000 Class A ordinary shares and 10 Class B ordinary shares held by Yanli Holdings Limited, a British Virgin Islands company, (ii) 11,129,666 Class A ordinary shares and 13,564,823 Class B ordinary shares held by Humber Partners Limited, a British Virgin Islands company, and (iii) 7,366,401 Class B ordinary shares Dr. Yan Li has the right to acquire upon exercise of options within 60 days after December 31, 2024. Dr. Yan Li holds 51% equity interests in Yanli Holdings Limited through Humber Partners Limited, which is in turn 100% owned by Dr. Yan Li. Dr. Li is also the sole director of Yanli Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Dr. Yan Li may be deemed to beneficially own all of the shares of the issuer owned by each of Yanli Holdings Limited and Humber Partners Limited.
** Represents 16,000,000 Class A ordinary shares and 10 Class B ordinary shares held by Yanli Holdings Limited, a British Virgin Islands company.
*** Represents 11,129,666 Class A ordinary shares and 13,564,823 Class B ordinary shares held by Humber Partners Limited, a British Virgin Islands company.
Percent of class:
Yan Li - 6.1%, representing 26.5% of the total outstanding voting power
Yanli Holdings Limited - 2.1%, representing 0.5% of the total outstanding voting power
Humber Partners Limited - 3.1%, representing 18.7% of the total outstanding voting power

The percentage of class of securities beneficially owned by the reporting persons is based on a total of 771,399,682 issued and outstanding Class A ordinary shares and also takes into account Class A ordinary shares that the reporting persons have the right to acquire upon conversion of Class B ordinary shares and upon exercise of options within 60 day after December 31, 2024.

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting persons by the voting power of all of the issuer's Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2024 (taking into account the number of shares that the reporting person had the right to acquire upon exercise of options within 60 days after December 31, 2024). Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 40 votes per share.
Sole power to vote or to direct the vote:
Yan Li - 48,060,900*
Yanli Holdings Limited - 16,000,010**
Humber Partners Limited - 24,694,489***

*Represents (i) 16,000,000 Class A ordinary shares and 10 Class B ordinary shares held by Yanli Holdings Limited, a British Virgin Islands company, (ii) 11,129,666 Class A ordinary shares and 13,564,823 Class B ordinary shares held by Humber Partners Limited, a British Virgin Islands company, and (iii) 7,366,401 Class B ordinary shares Dr. Yan Li has the right to acquire upon exercise of options within 60 days after December 31, 2024. Dr. Yan Li holds 51% equity interests in Yanli Holdings Limited through Humber Partners Limited, which is in turn 100% owned by Dr. Yan Li. Dr. Li is also the sole director of Yanli Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Dr. Yan Li may be deemed to beneficially own all of the shares of the issuer owned by each of Yanli Holdings Limited and Humber Partners Limited.
** Represents 16,000,000 Class A ordinary shares and 10 Class B ordinary shares held by Yanli Holdings Limited, a British Virgin Islands company.
*** Represents 11,129,666 Class A ordinary shares and 13,564,823 Class B ordinary shares held by Humber Partners Limited, a British Virgin Islands company.
Shared power to vote or to direct the vote:
Yan Li - 0
Yanli Holdings Limited - 0
Humber Partners Limited - 0
Sole power to dispose or to direct the disposition:
Yan Li - 48,060,900*
Yanli Holdings Limited - 16,000,010**
Humber Partners Limited - 24,694,489***

*Represents (i) 16,000,000 Class A ordinary shares and 10 Class B ordinary shares held by Yanli Holdings Limited, a British Virgin Islands company, (ii) 11,129,666 Class A ordinary shares and 13,564,823 Class B ordinary shares held by Humber Partners Limited, a British Virgin Islands company, and (iii) 7,366,401 Class B ordinary shares Dr. Yan Li has the right to acquire upon exercise of options within 60 days after December 31, 2024. Dr. Yan Li holds 51% equity interests in Yanli Holdings Limited through Humber Partners Limited, which is in turn 100% owned by Dr. Yan Li. Dr. Li is also the sole director of Yanli Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Dr. Yan Li may be deemed to beneficially own all of the shares of the issuer owned by each of Yanli Holdings Limited and Humber Partners Limited.
** Represents 16,000,000 Class A ordinary shares and 10 Class B ordinary shares held by Yanli Holdings Limited, a British Virgin Islands company.
*** Represents 11,129,666 Class A ordinary shares and 13,564,823 Class B ordinary shares held by Humber Partners Limited, a British Virgin Islands company.
Shared power to dispose or to direct the disposition:
Yan Li - 0
Yanli Holdings Limited - 0
Humber Partners Limited - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Yan Li: /s/ Yan Li, Yan Li (02/14/2025)
- Yanli Holdings Limited: /s/ Yan Li, Yan Li/Director (02/14/2025)
- Humber Partners Limited: /s/ Yan Li, Yan Li/Director (02/14/2025)
Comment: N/A